Sunshine Biopharma, Inc.

6500 Trans-Canada Highway

4th Floor

Pointe-Claire, Quebec, Canada H9R 0A5

May 18, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Sunshine Biopharma, Inc.
Registration Statement on Form S-3
Filed May 10, 2022
File No. 333- 264830

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Sunshine Biopharma, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern Time, May 20, 2022, or as soon as practicable thereafter.

Very truly yours,

Sunshine Biopharma, Inc.

By: /s/ Dr. Steve N. Slilaty
Dr. Steve N. Slilaty
Chief Executive Officer